SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature	3

Announcement regarding privatization dated November 4, 2005	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 11, 2005	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

ANNOUNCEMENT

Sinopec Shanghai Petrochemical Company Limited (the “Company”) confirms that there are no negotiations or agreements relating to any intended acquisition or realisation which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd (the “Listing Rules”).

The Company has received oral confirmations from China Petroleum & Chemical Corporation (“Sinopec”), the controlling shareholder of the Company, that Sinopec does not currently have any plan or intention to privatise the Company.

This announcement is made pursuant to the request of The Stock Exchange of Hong Kong Limited.

The Company has noted the recent unusual increases in the trading volume of the shares of the Company and wishes to state that the Company is not aware of any reasons for such increases.

The Company confirms that there are no negotiations or agreements relating to any intended acquisition or realization which are discloseable under rule 13.23 of the Listing Rules, neither is the board of directors of the Company aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price and trading volume-sensitive nature.

At the request of the Exchange, the Company has made inquiries with Sinopec and the Company has received oral confirmations from Sinopec that Sinopec does not currently have any plan or intention to privatise the Company.

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This announcement is made by the order of the board of directors of the Company. The directors of the Company individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board Zhang Jingming Company Secretary

Shanghai, PRC, 4 November 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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